FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X              Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The financial  statements  included in the press release  attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

   Exhibit 1. Press release: Orckit Communications Reports 140% Sequential Increase in Revenues and Move to Profitability in First Quarter of 2005, dated April 13, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ORCKIT COMMUNICATIONS LTD.


Date: April 13, 2005                  By: /s/ Adam M. Klein
                                         -----------------------

                                      Adam M. Klein for Izhak Tamir,
                                      pursuant to authorization





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                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

       1 Press release: Orckit Communications Reports 140% Sequential Increase in Revenues and Move to Profitability in First Quarter of 2005, dated April 13, 2005.



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                                                      [ORCKIT LOGO]


ORCKIT COMMUNICATIONS REPORTS 140% SEQUENTIAL INCREASE IN REVENUES AND MOVE TO PROFITABILITY IN FIRST QUARTER OF 2005

COMPANY INCREASES 2005 REVENUE GUIDANCE TO $90 MILLION, WITH PROJECTED NET INCOME OF APPROXIMATELY $15 MILLION

TEL AVIV, Israel, April 13, 2005 -- Orckit Communications Ltd. (Nasdaq: ORCT -
News) today reported results for the first quarter ended March 31, 2005.

Revenues in the first quarter of 2005 were $20.6 million compared to $320,000 in the quarter ended March 31, 2004 and $8.6 million in the previous quarter ended December 31, 2004. Net income for the quarter was $3.1 million, or $0.20 per diluted share, compared to a net loss of $5.4 million, or $(0.41) per share, for the quarter ended March 31, 2004 and a net loss of $2.9 million, or $(0.22) per share, for the quarter ended December 31, 2004.

On April 4, 2005, Orckit effected a three-for-one stock split of its Ordinary Shares in the form of a stock dividend. All share and per share information for periods prior to the effective date of the split have been retroactively adjusted to reflect this stock split. The Company had approximately 13.7 million shares outstanding after giving effect to the stock split.

The key highlights for the quarter:

-- Product deliveries to KDDI Japan continued. Corrigent's CM-100 product line is being used for a nationwide deployment of an RPR network, which supports advanced IP "triple play" services to residential subscribers and the migration to voice over IP services. TDM traffic is also supported.

-- A number of established telecom carriers continued trials and evaluations of Corrigent's CM-100 Packet ADM, mainly to support packet-rich video distribution, Ethernet services, Internet access, and IP telephony.

-- Corrigent's CM-100 and its underlying architecture, specifically MPLS pseudowire technology, were highlighted in an industry research report by Light Reading. The report focused on the challenges that U.S. international exchange carriers face in supporting increasing data and TDM traffic.

-- The Company strengthened its management team with the addition of Ido Gur as VP Sales and Marketing of Corrigent. Prior to joining Corrigent, Mr. Gur was VP, Sales and Marketing of the optical transmission group of ECI Telecom.

Izhak Tamir, President of Orckit, commented: "Our results for the first quarter of 2005 represent the beginning of a new phase of profitability and revenue growth for Orckit. Our results will continue to be driven in the near term by large-scale deployment of Corrigent's CM-100 product line by KDDI Japan. We expect this growth to continue and are excited by the opportunities going forward as our carriers' customers sign up for new IP-based services that are offered over the CM-100."

"We expect that demand for the Corrigent's CM-100 product line will be strong in 2005, and expect an increase in revenues and profitability in the second half of 2005 compared to the first half of the year as the CM-100 continues to gain traction in the telecommunication carrier market."

"We continue to invest resources to establish a leading position in this fast growing segment of the metro market. Emerging triple play services of voice, video and data over IP networks are likely to drive the demand by telecom carriers for the Corrigent's CM-100 product line going forward. The benefits of the CM-100, bringing both MPLS and RPR capabilities to metro networks, position us as a leading provider in this growing market."

Outlook and Guidance

Guidance for the second quarter and full year 2005 is as follows (per share numbers give effect to the Company's recent three-for-one stock split):

For the quarter ending June 30, 2005, Orckit expects revenues of approximately $21.0 million, and net income of approximately $3.3 million, or $0.21 per diluted share.

For 2005, Orckit expects revenues of approximately $90.0 million, and net income of approximately $15.0 million, or $0.93 per diluted share.

Conference Call

Orckit Communications will host a conference call on April 13, 2005, at 11 a.m. EDT. The call can be accessed by dialing 1-800-370-0898 in the United States and 1-973-409-9260 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through April 20, 2005 at 11:59 p.m., EDT, at 1-877-519-4471 in the United States and
1-973-341-3080 internationally. To access this replay, enter the following code:
5875431.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


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                                              ORCKIT COMMUNICATIONS LTD.
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (US$ in thousands, except per share data)

                                                                                              Three Months Ended
                                                                                                   March 31
                                                                                               2005               2004
                                                                                               ----               ----



Revenues                                                                           $         20,647   $            320

Cost of revenues                                                                             10,547                118
                                                                                             ------             ------
Gross profit                                                                                 10,100                202

Research and development expenses, net                                                        3,966              3,473

Selling, marketing general and administrative expenses                                        3,686              2,461
                                                                                             ------             ------
Total operating expenses                                                                      7,652              5,934
                                                                                             ------             ------
Operating income (loss)                                                                       2,448            (5,732)

Financial income, net                                                                           693                353
                                                                                             ------             ------
Net income (loss)                                                                  $          3,141   $        (5,379)
                                                                                             ======             ======

Net income (loss) per share - basic(*)                                             $           0.23   $         (0.41)
                                                                                             ======             ======
Net income (loss) per share - diluted(*)                                           $           0.20   $         (0.41)
                                                                                             ======             ======
Weighted average number of shares outstanding - basic(*)                                     13,425             13,011
                                                                                             ======             ======
Weighted average number of shares outstanding - diluted(*)                                   15,999             13,011
                                                                                             ======             ======
(*) After giving retroactive effect to the one-for-three share split


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                                                ORCKIT COMMUNICATIONS LTD.
                                               CONSOLIDATED BALANCE SHEETS
                                                    (US$ in thousands)

                                                                                      March 31                December 31
                                                                                          2005                      2004
                                                                                          ----                      ----

                       ASSETS

Current assets:

    Cash and short term marketable securities                             $              62,627    $                58,780
    Trade receivables                                                                     1,923                     54,814
    Other receivables                                                                     1,653                      1,492
    Inventories                                                                           1,832                      5,533
                                                                                         ------                     ------
          Total  current assets                                                          68,035                    120,619

Long term marketable securities                                                          46,327                     18,441
Other investments                                                                         1,907                      1,907
Severance pay fund                                                                        3,408                      3,348
Property and equipment, net                                                               3,911                      4,211
                                                                                         ------                     ------
          Total  assets                                                   $             123,588    $               148,526
                                                                                         ======                     ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loans                                                                $          16,000    $                31,000
    Trade payables                                                                       10,189                     25,824
    Accrued expenses and other payables                                                  13,358                     11,645
    Deferred income                                                                      34,274                     35,662
                                                                                         ------                     ------
          Total current liabilities                                                      73,821                    104,131

Long term liabilities-

    Accrued severance pay                                                                 4,132                      4,131
                                                                                         ------                     ------
          Total liabilities                                                              77,953                    108,262

Shareholders' equity                                                                     45,635                     40,264
                                                                                         ------                     ------
          Total  liabilities and shareholders' equity                         $         123,588    $               148,526
                                                                                         ======                     ======

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